Exhibit 1

Media release

8 July 2004

Westpac board appointment

Westpac Banking Corporation Chairman, Mr Leon Davis, today announced the appointment of Mr Gordon Cairns to the company’s board of directors.

Mr Cairns has extensive Australian and international experience as a senior executive, most recently as Chief Executive Officer of Lion Nathan Limited, a position he has held since 1997. He will be stepping down from this position at the end of September 2004.

Mr Cairns has also held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestle.

Mr Davis welcomed Mr Cairns’ appointment, saying his extensive experience and proven track record in leadership roles provided another range of skill and talent to the board of Australia’s first bank.

Mr Cairns’ appointment to the board is effective from 8 July 2004.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411